Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-283567, 333-283567-01 and 333-283567-02

FCFMOTA 2026 - 3 and 2026 - 4 Investor Presentation OCTOBER 2026 2026 Ford Mustang GT Premium

sec ret FCFMOTA 2026 - 3 AND 2026 - 4 2 Free Writing Prospectus Registration Statement Nos. 333 - 283567, 333 - 283567 - 01 and 333 - 283567 - 02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") The depositors have filed a registration statement (including a prospectus) with the SEC for any offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the depositors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll - free 1 - 888 - 603 - 5847.

sec ret FCFMOTA 2026 - 3 AND 2026 - 4 3 Agenda FCFMOTA 2026 - 3 and 2026 - 4 02 03 U.S. Floorplan Securitization U.S. Floorplan Risk Management 01

FCFMOTA 2026 - 3 and 2026 - 4 01

sec ret FCFMOTA 2026 - 3 AND 2026 - 4 5 Ford Credit Floorplan Master Owner Trust A Issuer Ford Credit Floorplan Corporation Ford Credit Floorplan LLC Depositors Ford Motor Credit Company LLC Servicer and Sponsor Barclays Capital Inc. (Structuring Lead) Deutsche Bank Securities Inc. Mizuho Securities USA LLC Active Joint - Lead Managers BMO Capital Markets Corp. J.P. Morgan Securities LLC Passive Joint - Lead Managers BBVA Securities Inc. U.S. Bancorp Investments Inc. Passive Co - Managers Independence Point Securities LLC Ramirez & Co. Inc. Active Co - Managers The Bank of New York Mellon Indenture Trustee U.S. Bank Trust National Association Owner Trustee Computershare Trust Company, N.A. Backup Servicer Clayton Fixed Income Services LLC Asset Representations Reviewer Transaction Participants and Expected Timing Key Transaction Dates Transaction Participants Thursday, October 1 Premarketing Start Monday, October 5 Announce Tuesday, October 6 Launch and Price Friday, October 16 Settlement Transaction Date US Holiday October 2026 S F T W T M S 3 2 1 10 9 8 7 6 5 4 17 16 15 14 13 12 11 24 23 22 21 20 19 18 31 30 29 28 27 26 25

sec ret FCFMOTA 2026 - 3 AND 2026 - 4 • Ford Credit Floorplan Master Owner Trust A, Series 2026 - 3 (“FCFMOTA 2026 - 3”) will offer publicly - registered notes with an aggregate initial principal amount of $ 529,605, 000, with the ability of the transaction to grow – $500 million of AAA/ Aaa rated Class A notes and $29.605 million of AA/Aa1 rated Class B notes rated by S&P and Moody’s, respectively – The Depositors will retain the Class C and Class D notes – The allocation of the principal balance between the Class A - 1 Fixed notes and the Class A - 2 Floating notes will be determined on the day of pricing. The entire principal amount may be allocated in whole or in part to either the Class A - 1 or Class A - 2 notes, but, if issued, neither class will be issued in an amount of less than $100 million – All notes have a 3.0 - year WAL with an Expected Final Payment Date of October 15, 2029 • Ford Credit Floorplan Master Owner Trust A, Series 2026 - 4 (“FCFMOTA 2026 - 4”) will offer publicly - registered notes with an aggregate initial principal amount of $264,803,000, with the ability of the transaction to grow − $250 million of AAA/ Aaa rated Class A notes and $14.803 million of AA/Aa1 rated Class B notes rated by S&P and Moody’s, respectively − The Depositors will retain the Class C and Class D notes − All notes have a 5.0 - year WAL with an Expected Final Payment Date of October 15, 2031 • Ongoing quarterly statistical reporting will be published on Ford Credit’s website • The first payment date will be November 16, 2026 6 Key Highlights

FCFMOTA 2026-3 AND 2026-4

Transaction Overview – Series 2026-3

Not Offered (Class C Notes and Class D Notes)

	Class A-1 Notes	Class A-2 Notes	Class B Notes	Class C Notes	Class D Notes	Total
Principal Amount ($)*	$500,000,000		$29,605,000	$26,316,000	$19,737,000	$575,658,000
Class Split**	76.00%		4.50%	4.00%	3.00%	87.50%
Expected Ratings (S&P / Moody's)	AAA / Aaa		AA / Aa1	NR / Aa3	NR / A1	
Offering Type	Public		Public	Retained	Retained	
WAL to Maturity (yrs.)	3.00		3.00	3.00	3.00	
Benchmark	I-Curve	SOFR***	I-Curve	I-Curve	I-Curve	
Fixed/Floating	Fixed	Floating	Fixed	Fixed	Fixed	
Interest Accrual Method	30/360	A/360	30/360	30/360	30/360	
Payment Frequency	Monthly		Monthly	Monthly	Monthly	
3-Month Payment Rate Step-Up Trigger******	Below 25%		Below 25%	Below 25%	Below 25%	
Expected Final	October 15, 2029		October 15, 2029	October 15, 2029	October 15, 2029	
Legal Final	October 15, 2031		October 15, 2031	October 15, 2031	October 15, 2031	
ERISA Eligible	Yes		Yes	No	No	

* The aggregate principal amount of each class of notes may be increased or decreased, pro rata, on or before the day of pricing

** As a percent of the required pool balance allocated to the series

*** The Class A-2 notes will accrue interest at a floating rate which will initially be benchmarked to 30-day average SOFR. However, the benchmark may change in certain situations. For more information on how 30-day average SOFR is determined and the circumstances under which the benchmark may change, you should read "Description of the Notes — Payments of Interest and Step-Up Amounts — Floating Rate Benchmark Rate; Benchmark Transition Event" in the prospectus

**** If the 3-Month Payment Rate falls below the trigger, Subordination Factor will increase from 12.50% to 16.50% unless the Reserve Account Reserve Percentage is increased by the Step-Up Percentage

7

FCFMOTA 2026-3 AND 2026-4

Transaction Overview – Series 2026-4

	Class A Notes	Class B Notes	Class C Notes (Not Offered)	Class D Notes (Not Offered)	Total
Principal Amount ($)*	$250,000,000	$14,803,000	$13,158,000	$9,868,000	$287,829,000
Class Split**	76.00%	4.50%	4.00%	3.00%	87.50%
Expected Ratings (S&P / Moody's)	AAA / Aaa	AA / Aa1	NR / Aa3	NR / A1	
Offering Type	Public	Public	Retained	Retained	
WAL to Maturity (yrs.)	5.00	5.00	5.00	5.00	
Benchmark	I-Curve	I-Curve	I-Curve	I-Curve	
Fixed/Floating	Fixed	Fixed	Fixed	Fixed	
Interest Accrual Method	30/360	30/360	30/360	30/360	
Payment Frequency	Monthly	Monthly	Monthly	Monthly	
3-Month Payment Rate Step-Up Trigger***	Below 25%	Below 25%	Below 25%	Below 25%	
Expected Final	October 15, 2031	October 15, 2031	October 15, 2031	October 15, 2031	
Legal Final	October 15, 2033	October 15, 2033	October 15, 2033	October 15, 2033	
ERISA Eligible	Yes	Yes	No	No	

* The aggregate principal amount of each class of notes may be increased or decreased, pro rata, on or before the day of pricing

** As a percent of the required pool balance allocated to the series

*** If the 3-Month Payment Rate falls below the trigger, Subordination Factor will increase from 12.50% to 16.50% unless the Reserve Account Reserve Percentage is increased by the Step-Up Percentage

8

FCFMOTA 2026-3 AND 2026-4

Structure Overview


% of Pool Balance Allocated to Series
Class A notes
76.00%
Class B notes
4.50%
Class C notes
4.00%
Class D notes
3.00%
Available Subordinated Amount
12.50%
Reserve Account
0.44%
Excess Spread
Total Class A Hard Credit Enhancement
24.44%

Credit enhancement in the floorplan securitization program includes:

- Subordination of junior notes
- Available subordinated amount
- Cash reserve (0.50% of notes)
- Excess Spread

Structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limits

2026-3 and 2026-4 Concentration Limits					
Dealer Concentration	Development Dealer Concentration	Used Vehicle Concentration	Fleet Concentration	Medium/Heavy Truck Concentration	Other Manufacturer Concentration
2% *AutoNation: 5%* *Lithia Motors: 3%*	4%	20%	15%	5%	10% *Lower-rated manufacturers: 2%*

Initial Class A Hard Credit Enhancement (Outstanding Series)


24.44%
24.44%
24.44%
24.44%
24.44%
24.44%
24.44%
24.44%
24.44%
24.44%
25.35%
12.50%
13.50%
11.50%
0.44%
0.35%
2026-4
2026-3
2026-2
2026-1
2025-2
2025-1
2024-4
2024-3
2024-2
2024-1
2018-4
Reserve
Subordination Of Junior Notes
Available Subordinated Amount

9

sec ret Key Series Triggers FCFMOTA 2026 - 3 AND 2026 - 4 • Enhancement Trigger – If average monthly principal payment rate for the three preceding collection periods is less than 25%, the subordination or reserve fund percentage increases by four percentage points – If the Excess Funding Account (EFA) exceeds 30%, certain Principal Collections may be used for potential shortfalls in the interest or fees • Early Amortization Triggers – Average monthly principal payment rate for the three preceding collection periods is less than 21% – Cash balance in the excess funding account exceeds 70% of the adjusted invested amount of all series for three consecutive months – Available subordinated amount is less than the required subordinated amount – Bankruptcy, insolvency or similar events relating to the depositor, the issuer, Ford Credit or Ford Motor Company 10 sec ret Syndicate Process Summary FCFMOTA 2026 - 3 AND 2026 - 4 • In an effort to promote maximum transparency during transaction marketing, Ford traditionally carries out a consistent syndicate process across its U.S. ABS platforms • This process will be employed for FCFMOTA 2026 - 3 and 2026 - 4, and the following are key phases of this timeline: – Premarketing: Oct 1 – 2 will constitute the premarketing window. Investors will have all marketing materials (including initial price thoughts) to facilitate their analysis – Announcement: Subject to market conditions, scheduled for the morning of Oct 5, concurrent with books opening – Guidance: Provided shortly after 11:00 a.m. ET on Oct 5, accompanied by subscription status – Pricing: The transaction is expected to price on Oct 6 • Additional timing considerations: – Subscription Status: Consistent with prior transactions, the first subscription status will be shared concurrently with the release of guidance levels – Closing of Classes: Classes may go subject any time after reaching full subscription of the initial size but will go subject after reaching 2.0x of the initial size. Only firm orders (i.e., not subject to credit) will contribute to this determination, and the market will be given approximately 30 minutes notice – Allocations: Orders placed before 11:00 a.m. ET on Oct 5 are expected to receive higher allocations than orders placed after 11:00 a.m. ET 11

U.S. Floorplan Securitization 02

sec ret Floorplan Portfolio Overview • Ford Credit has been financing dealer vehicle inventory since 1959 and securitizing floorplan receivables since 1992 • Ford’s goal is to maintain a profitable network of Ford and Lincoln dealerships that deliver an innovative and engaging sales and service experience for customers. As of June 2026, Ford and Lincoln had approximately 3,000 dealers in the U.S. • Over the past five years, Ford Credit financed 70% to 73% of U.S. Ford and Lincoln dealer new vehicle inventory • Floorplan receivables are secured primarily by the financed vehicles, and payment is required when the vehicle is sold • Ford Credit’s floorplan portfolio has historically experienced low losses, primarily driven by strong risk management practices and servicing: – Continuous monitoring of dealer’s financial health, payment performance, vehicle collateral status and risk - based on - site invent ory audits – Use of proprietary risk rating assessment and behavioral scoring models – Proactive risk management practices which include intensifying risk management actions as dealer risk increases – Leveraging access to dealer information through the Ford relationship 13 FCFMOTA 2026 - 3 AND 2026 - 4 sec ret Floorplan Securitization Overview • Ford Credit’s present floorplan securitization trust was established in 2001 as a master trust and has issued more than 60 series • Ford Credit has offered floorplan asset - backed securities through various channels: – Publicly - registered transactions* – Rule 144A transactions – Other private transactions * 2026 - 3 and 2026 - 4 are publicly - registered series 14 FCFMOTA 2026 - 3 AND 2026 - 4 sec ret FCFMOTA 2026 - 3 AND 2026 - 4 Floorplan Portfolio Net Losses / (Recoveries) as a Percent of Average Principal Balance Trust Pool 3 - Month Average Monthly Principal Payment Rate* Trust Pool Net Losses / (Recoveries) as a Percent of Average Principal Balance Trust Pool Dealer Risk Ratings 15 U.S. Performance Overview 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Dec-21 Dec-22 Dec-23 Dec-24 Dec-25 2Q26 YTD Percent of Principal Balance Other* Group IV (Poor) Group III Group II Group I (Strong) 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 2021 2022 2023 2024 2025 2Q25 YTD 2Q26 YTD Losses Recoveries No Trust losses realized since inception because depositors elected to accept reassignment of receivables from “status” accounts 15% 25% 35% 45% 55% 65% 75% 85% 95% Jan-20 Jul-20 Jan-21 Jul-21 Jan-22 Jul-22 Jan-23 Jul-23 Jan-24 Jul-24 Jan-25 Jul-25 Jan-26 Payment rate triggers Lowest 3 - Month Average Payment Rate was 29.9% in February 2005 120 143 53 Jun - 26 * The three - month average monthly principal payment rate for a month equals the average of the monthly payment rate for that month and the prior two months ** Estimated days supply derived from payment rate (as of June 30, 2026) (0.01)% (0.02)% (0.00)% (0.00)% 0.03% (0.00)% (0.03)% 2021 2022 2023 2024 2025 2Q25 YTD 2Q26 YTD Losses Highest Net Loss Percentage on Floorplan Portfolio since January 2004 was 0.353% in 2009 Recoveries Memo: Days Supply** * Other primarily reflects dealers that have no dealer risk rating because Ford Credit only provides in - transit financing for the dealer sec ret FCFMOTA 2026 - 3 AND 2026 - 4 16 Recent History Of Floorplan • 2025 - 2026 – Floorplan shelf registration became effective in February 2025 – New public series totaling $2.6 billion issued in 2025 and $1.7 billion issued through June 2026 Historic Trust Balance vs. Outstanding Term Debt as of June 30, 2026 ($B) $8.5 $17.2 $0 $5 $10 $15 $20 Outstanding Term Debt Trust Balance (excluding EFA) • 2020 - 2021 – Covid production shutdown, global component shortages, and robust sales reduced the Trust balance – Cash in the Excess Funding Account (EFA) increased – EFA% trigger was not breached and was amended to 70% in August 2021 • 2022 – Supply constraints continued to limit vehicle production – By end of Q2, maturing debt and an increasing Trust balance eliminated the need for cash in the EFA • 2023 - 2024 – Debt maturities combined with Trust balance increases provide support for ongoing term debt issuance – Floorplan platform modernized and new term series totaling $1.7 billion issued in 2023 (first since 2020) and $3.3 billion is sue d in 2024 • Pre - 2020 – Steady vehicle production and Trust balance led to consistent $10 - $12 billion of term debt outstanding

U.S. Floorplan Risk Management 03

sec ret Underwriting and Credit Review Process FCFMOTA 2026 - 3 AND 2026 - 4 • A dealership seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information • Ford Credit performs a thorough review of the dealer or dealer group including: – Business, legal and operations structure, including number of manufacturer franchises – Credit information – Financial statements or tax returns – Types of vehicles in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet • Ford Credit evaluates the dealer’s financial resources and the amount and types of financing requested • The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business • The financed vehicles are the primary collateral for dealer floorplan loans; however, for many dealers, Ford Credit also obtains personal guarantees and secondary collateral in the form of additional dealer assets, including dealer - adjusted net worth and real estate equity • Due to the ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, at least biennially, following a similar process utilized to evaluate new dealer account originations • Monthly financial performance data provides ongoing supplemental dealer monitoring 18 sec ret Dealer Risk Rating Assessment • Ford Credit evaluates new dealer account originations using a proprietary scoring model, performs ongoing credit reviews of d eal ers and assigns risk ratings • For purposes of securitization - related disclosure, dealer risk ratings are categorized into groups Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible Other Includes dealers that have no dealer risk rating because Ford Credit only provides in - transit financing or because Ford Credit is in the process of terminating the financing for such dealer • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ab ility to meet financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and pa yment performance • Ford Credit updated its dealer risk rating model in October 2024; the model is validated regularly to ensure the integrity an d performance and is updated if necessary 19 FCFMOTA 2026 - 3 AND 2026 - 4 sec ret Dealer Monitoring Strategy FCFMOTA 2026 - 3 AND 2026 - 4 Monitor • Payoffs • Aged Inventory • Over - line Report • Financial Statements • Double Flooring Monthly Account Rating • Assess dealer risk and determine action plans Watch Report – Medium to High Risk • Formal review of action plans and results presented to senior management (plans may include more frequent physical audits) Intensive Care Unit (ICU) – High Risk • Increased intensity surrounding action plans and timelines Status • On - site control • Focus on asset protection Liquidation • Focus on loss mitigation Monitor Dealers Watch Report MAR Directed Action Plans No Further Action Monthly Accounts Rating (MAR) ICU Status Liquidation 20

sec ret Floorplan Audits, Monitoring & Status Processes FCFMOTA 2026 - 3 AND 2026 - 4 Inventory Audits • A dealer’s risk rating determines the frequency of on - site vehicle inventory audits • Ford Credit engages a vendor to perform on - site vehicle inventory audits and dealers generally do not receive advance notice of an audit • Audits are generally reconciled same day and immediate payment is required for any sold vehicle Dealer Monitoring • Ford Credit has business operations employees dedicated to dealer monitoring for issues including dealer fraud, utilizing a robust suite of monitoring tools and models. If issues are discovered, Ford Credit may: – Increase audit frequency or schedule an immediate on - site audit – Require curtailments or monthly principal payments on aged inventory – Suspend credit lines – Verify cash balances/perform an in - depth validation of the accuracy and completeness of the dealership financial statements – Meet with the owners/guarantors – Increase the dealer’s risk rating to trigger more extensive monitoring Dealer Status Procedures • A status is declared when a dealer does not satisfy a sold - out - of - trust condition discovered during an audit, fails to pay principal or interest payments, files bankruptcy, or other circumstances arise that warrant immediate action • Once a status is declared, based on the particular circumstances of the classification, Ford Credit may suspend credit lines, maintain personnel on site, collect titles and keys, secure dealer inventory, issue payment demand letters, obtain liens on property of guarantors, increase the dealer’s floorplan interest rate and initiate legal action • If a status situation can not be resolved, Ford Credit will liquidate vehicles and secondary collateral to obtain the greatest value and continue collection efforts against personal/corporate guarantors 21 sec ret Captive Finance Company Benefits FCFMOTA 2026 - 3 AND 2026 - 4 • Integrated systems enable real - time controls – Access to monthly dealer financial statements that allow monitoring of dealer financial strength – Monitoring of dealers by both Ford and Ford Credit – Joint Ford and Ford Credit discussions with dealers on various aspects of the business – Comparative dealership benchmarking between dealerships of like size or in similar markets Dealer reports vehicle sale to obtain: - Warranty registration - Manufacturer incentives 1 . Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables 2 . 3 . 22

Appendix

sec ret APPENDIX - U.S. FLOORPLAN SECURITIZATION 24 Outstanding Floorplan Funding and Capacity as of June 30, 2026 Private Variable Funding Notes (VFN) 144A Term Series Public Term Series Series 2006-1 2024-1, 2024-2, 2024-3, 2024-4 2018-4, 2025-1, 2025-2, 2026-1, 2026-2 Amount Outstanding ($B) * $2.7 $3.4 $5.1 Senior Hard Enhancement (AAA Notes) 25.75% 24.44% 24.44% - 25.35% Maturity Ranges Jul 2026 - Jun 2028 Apr 2027 - Sep 2029 Nov 2028 - May 2031 • Total Trust balance of $17.2 billion • Private Variable Funding Notes (VFN) are used to manage fluctuations of Trust balance and provide an additional source of liquidity • Total VFN capacity of $8 .775 billion * Term Funding $8.5 VFN $2.7 Existing Subordination $1.6 Unfunded Assets $4.5 Trust Balance ($B) $17.2 * Dedicated capacity (i.e., excluding capacity shared with other asset classes): $4.775 billion sec ret Ford Credit Portfolio Year ended December 31, Six Months Ende d June 30 , 2021 2022 202 3 202 4 202 5 202 5 202 6 (Dollars in Millions) $11,101 $11,779 $16,708 $ 22,305 $ 22,469 $23,131 $ 21,119 Average principal balance * ($1.5) ($2.3) ($0.7) ($0. 3 ) $7.2 ($0.1) ($ 3.0 ) Net losses (recoveries) ** (0.014)% (0.019)% (0.004)% (0.00 1 )% 0.032% (0.001)% (0.0 28 )% Net losses (recoveries) / average principal balance *** $98,653 $99,560 $116,853 $1 28,093 $ 136,187 $65,664 $ 65,453 Liquidations **** (0.002)% (0.002)% (0.001)% 0.000% 0.005% 0.000% (0.005) % Net losses (recoveries)/liquidations U.S. Floorplan Portfolio Performance APPENDIX - U.S. FLOORPLAN SECURITIZATION 25 * Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated ** Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for the period. This loss experience takes into account financial assistance provided by Ford to dealers in limited instances. If Ford does not provide this assistance in the future, the loss experience of Ford Credit’s dealer floorplan portfolio may be adversely affected. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit’s interest in those assets, the net losses experienced by the trust may be higher *** For the non - annual periods, the percentages are annualized **** Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated

sec ret Ford Credit Portfolio Year ended December 31, Six Months Ended June 30 , 2021 2022 202 3 202 4 202 5 202 5 202 6 96.1% 92.9% 70.4% 52.8% 58.4% 54.5% 58.0% Highest Month Payment Rate 51.6% 58.1% 51.3% 41.4% 38.7% 38.7% 44.0% Lowest Month Payment Rate 76.5% 72.2% 58.6% 48.0% 50.8% 47.6% 51.7% Average of the months in the period U.S. Floorplan Portfolio Performance – Payment Rates APPENDIX - U.S. FLOORPLAN SECURITIZATION 26 Note: The payment rate for each month equals liquidations divided by the principal balance of the receivables as of the begin nin g of the month